Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Announces Fourth Quarter and Fiscal 2008 Earnings Results; Provides First Quarter and Fiscal 2009 Sales and Earnings Guidance

HOUSTON, TX, March 10, 2009 -- Stage Stores, Inc. (NYSE: SSI) today reported net income for the fourth quarter ended January 31, 2009 of $25.3 million, or $0.67 per diluted share, compared to net income of $31.7 million, or $0.78 per diluted share, for the prior year fourth quarter ended February 2, 2008.

For the 2008 fiscal year, the Company reported a net loss of $65.5 million, or $1.71 per share, compared to net income of $53.1 million, or $1.24 per diluted share, for the 2007 fiscal year. This year's results include a non-cash goodwill impairment charge of $95.4 million, or $2.49 per share. Excluding the impairment charge, the Company's net income for the fiscal year was $29.8 million, or $0.77 per diluted share. Last year's results include a non-comparable income item of $1.7 million, or $0.04 per diluted share, related to the March 2004 sale of the Peebles private label credit card portfolio. Excluding this income item, the Company's net income for fiscal 2007 was $1.20 per diluted share.

Andy Hall, President and Chief Executive Officer, commented, "Our financial results and operational accomplishments during 2008 are a reflection of the hard work put forth by our 14,000 dedicated associates. We opened 56 new stores, entered three new states and brought our third distribution center on line. We also added 31 Estee Lauder and 23 Clinique counters. Our inventory levels were conservatively managed throughout the year and we ended with our comparable store inventories down 17%. We tightly controlled our SG&A expenses, limiting the year-over-year increase to $1 million while operating 45 more stores at year end versus last year. We increased cash by $9 million to $26 million and we had no borrowings on our $250 million revolving credit facility at year end. Our net debt was less than half of what it was a year ago and we increased our cash flow from operations to $163 million, a $38 million increase over last year.

--more--

"While we believe the economic environment will remain challenging throughout 2009, we will continue to focus on those aspects of our business that we can control, and we will emerge from 2009 as a stronger company poised for sustained sales and earnings growth," Mr. Hall concluded.

<u>Fiscal 2009 - First Quarter and Full Year Projections</u>
Commenting on the Company's projections, Mr. Hall stated, "We are projecting that our first quarter comparable store sales will be in line with the 2008 fall season trend and are guiding down 6.0% to 9.0%. Within the quarter, we expect the shift in Easter from March 23rd last year to April 12th this year will hurt March's and benefit April's comparable store sales."

1st Quarter 2009:

	1Q 2009 OUTLOOK			1Q 2008 ACTUAL
Sales ($mm)	$337	-	$347	$354
Net Income ($mm)	$(2)	-	$1	$2
Diluted EPS	$(0.04)	-	$0.03	$0.06
Diluted Shares (m)	37,950			38,919

Mr. Hall continued, "For the fiscal year, we are projecting a comparable store sales decrease of 5.0% to 8.0%. We believe that comparable store sales in the second half of the year will benefit from easier comparisons, the anniversary of Hurricane Ike and Goody's exiting over 90 of our markets."

FY 2009:

	FY 2009 OUTLOOK			FY 2008 ACTUAL
Sales ($mm)	$1,443	-	$1,487	$1,516
Net Income(Loss)($mm)	$13	-	$25	$(65)
Goodwill Impairment	0	—	0	95
Non-GAAP Net Income	$13	-	$25	$30
Diluted EPS	$0.35	-	$0.65	$(1.71)
Goodwill Impairment	0	-	0	2.49
Non-GAAP Diluted EPS	$0.35	-	$0.65	$0.77
Diluted Shares (m)	37,965			38,285

--more--

- FY 2008 results include a non-cash goodwill impairment charge of $95.4 million, or $2.49 per share. Excluding the impairment charge, the Company's net income was $29.8 million, or $0.77 per diluted share.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss its fourth quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1410. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, March 20, 2009.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 738 stores located in 38 states. The Company operates its stores under the four names of Bealls, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's sales and earnings projections for the first quarter of the 2009 fiscal year and full 2009 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 1, 2008, in our Quarterly Report on Form 10-Q as filed with the SEC on December 9, 2008 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except earnings per share)
(Unaudited)

| | Thirteen Weeks Ended | | | |
| | January 31, 2009 | | February 2, 2008 | |
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 455,821	100.0%	$ 473,010	100.0%
Cost of sales and related buying, occupancy and distribution expenses	323,113	70.9%	326,357	69.0%
Gross profit	132,708	29.1%	146,653	31.0%
Selling, general and administrative expenses	89,969	19.7%	93,359	19.7%
Store opening costs	600	0.1%	978	0.2%
Interest expense, net of income of $12 and $0, respectively	1,329	0.3%	1,744	0.4%
Income before income tax	40,810	9.0%	50,572	10.7%
Income tax expense	15,475	3.4%	18,921	4.0%
Net income	$ 25,335	5.6%	$ 31,651	6.7%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.67		$ 0.80	
Basic weighted average shares outstanding	37,951		39,742	
Diluted earnings per share	$ 0.67		$ 0.78	
Diluted weighted average shares outstanding	37,994		40,462	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except earnings per share)
(Unaudited)

| | Fifty-Two Weeks Ended | | | |
| | January 31, 2009 | | February 2, 2008 | |
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 1,515,820	100.0%	$ 1,545,606	100.0%
Cost of sales and related buying, occupancy				
and distribution expenses	1,106,236	73.0%	1,100,892	71.2%
Gross profit	409,584	27.0%	444,714	28.8%
Selling, general and administrative expenses	351,246	23.2%	350,248	22.7%
Store opening costs	6,479	0.4%	4,678	0.3%
Goodwill impairment	95,374	6.3%	-	0.0%
Interest expense, net of income of $23 and $0, respectively	5,216	0.3%	4,792	0.3%
(Loss) income before income tax	(48,731)	-3.2%	84,996	5.5%
Income tax expense	16,804	1.1%	31,916	2.1%
Net (loss) income	$ (65,535)	-4.3%	$ 53,080	3.4%

Basic and diluted earnings per share data:

Basic (loss) earnings per share	$ (1.71)		$ 1.27	
Basic weighted average shares outstanding	38,285		41,764	
Diluted (loss) earnings per share	$ (1.71)		$ 1.24	
Diluted weighted average shares outstanding	38,285		42,720	

Non-U.S. GAAP Supplemental Information

Net (loss) income:				
On a U.S. GAAP basis	$ (65,535)		$ 53,080	
Add back: Goodwill impairment	95,374		-	
On a non-U.S. GAAP basis	$ 29,839		$ 53,080	
Diluted (loss) earnings per share:				
On a U.S. GAAP basis	$ (1.71)		$ 1.24	
Add back: Goodwill impairment	2.49		-	
On a non-U.S. GAAP basis	$ 0.77		$ 1.24	

(1) Percentages may not foot due to rounding.


Stage Stores, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except par values)

(Unaudited)


		January 31, 2009		February 2, 2008
ASSETS				
Cash and cash equivalents	$	26,278	$	17,028
Merchandise inventories, net		314,517		342,622
Current deferred taxes		385		32
Prepaid expenses and other current assets		30,439		43,557
Total current assets		371,619		403,239
Property, equipment and leasehold improvements, net		367,135		329,709
Goodwill		-		95,374
Intangible asset		14,910		14,910
Other non-current assets, net		14,379		28,258
Total assets	$	768,043	$	871,490
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	97,760	$	94,505
Current portion of debt obligations		11,161		6,158
Accrued expenses and other current liabilities		60,727		66,538
Total current liabilities		169,648		167,201
Debt obligations		45,851		94,436
Deferred taxes		8,208		-
Other long-term liabilities		94,333		89,007
Total liabilities		318,040		350,644
Commitments and contingencies				
Common stock, par value $0.01, 100,000 shares authorized,				
55,849 and 55,113 shares issued, respectively		558		551
Additional paid-in capital		494,765		479,960
Less treasury stock - at cost, 17,986 and 16,907 shares, respectively		(286,751)		(277,691)
Accumulated other comprehensive loss		(5,138)		(1,766)
Retained earnings		246,569		319,792
Stockholders' equity		450,003		520,846
Total liabilities and stockholders' equity	$	768,043	$	871,490

Stage Stores, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Fifty-Two Weeks Ended	
	January 31, 2009	February 2, 2008
Cash flows from operating activities:		
Net (loss) income	$ (65,535)	$ 53,080
Non-cash goodwill impairment	95,374	-
Net income adjusted for non-cash goodwill impairment	29,839	53,080
Other adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	58,985	49,699
Deferred income taxes	11,419	21,095
Stock-based compensation tax benefits	1,356	3,816
Stock-based compensation expense	7,671	7,695
Amortization of debt issue costs	263	239
Excess tax benefits from stock-based compensation	(2,207)	(3,801)
Deferred compensation	494	-
Construction allowances from landlords	17,536	18,765
Changes in operating assets and liabilities:		
Decrease (increase) in merchandise inventories	28,105	(9,859)
Decrease (increase) in other assets	25,319	(4,531)
Decrease in accounts payable and other liabilities	(15,997)	(11,663)
Net cash provided by operating activities	162,783	124,535
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(99,841)	(95,311)
Proceeds from sale of property and equipment	3	41
Net cash used in investing activities	(99,838)	(95,270)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	(63,504)	49,869
Repurchases of common stock	(9,060)	(112,597)
Finance lease obligations	2,640	1,850
Equipment financing	24,846	32,419
Debt obligations	(7,564)	(158)
Debt issuance costs	(248)	(589)
Exercise of stock options and stock appreciation rights	4,687	5,712
Excess tax benefits from stock-based compensation	2,207	3,801
Cash dividends	(7,699)	(8,410)
Net cash used in financing activities	(53,695)	(28,103)
Net increase in cash and cash equivalents	9,250	1,162
Cash and cash equivalents:		
Beginning of period	17,028	15,866
End of period	$ 26,278	$ 17,028